                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                          CHARTER COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                          CHARTER COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))

                     4.75% CONVERTIBLE SENIOR NOTES DUE 2006
                     5.75% CONVERTIBLE SENIOR NOTES DUE 2005
                        (Title of Classes of Securities)

                                    16117MAC1
                                    16117MAB3
                                    16117MAA5
                    (CUSIP Numbers of Classes of Securities)

                              CURTIS S. SHAW, ESQ.
                          CHARTER COMMUNICATIONS, INC.
                             12405 POWERSCOURT DRIVE
                            ST. LOUIS, MISSOURI 63131
                                 (314) 965-0555
            (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                              Alvin G. Segel, Esq.
                               Irell & Manella LLP
                       1800 Avenue of the Stars, Suite 900
                          Los Angeles, California 90067
                                 (310) 277-1010

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
----------------------                      ----------------------
$285,250,000                                $23,076.73

* For the purpose of calculating amount of filing fee only. The amount assumes that up to $210,000,000 aggregate principal amount of 5.75% Convertible Senior Notes due 2005 are purchased at a price equal to $825.00 per $1,000 principal amount and up to $140,000,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2006 are purchased at a price equal to $800.00 per $1,000 principal amount.

** A filing fee of $72,793.82 was previously paid.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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
                             INTRODUCTORY STATEMENT

      This Amendment No. 4 relates to the offers by Charter Communications, Inc., a Delaware corporation ("CCI"), to purchase for cash up to $140,000,000 aggregate principal amount of its outstanding 4.75% Convertible Senior Notes due 2006 (the "4.75% Notes") at a purchase price equal to $800.00 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and up to $210,000,000 aggregate principal amount of its outstanding 5.75% Convertible Senior Notes due 2005 (the "5.75% Notes," and together with the 4.75% Notes, the "Notes") at a purchase price equal to $825.00 per $1,000 in principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

      This Amendment No. 4 is being filed by CCI and amends and supplements certain provisions of the Tender Offer Statement on Schedule TO filed on July 11, 2003 (the "Schedule TO"), as amended by Amendment No. 1 filed on July 31, 2003, Amendment No. 2 filed on August 1, 2003 and Amendment No. 3 filed on August 13, 2003, and the offers by CCI as set forth in the Offer to Purchase (as amended and supplemented by the Supplement to Offer to Purchase dated as of July 30, 2003, the "Offer to Purchase"), and the related Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," and which, together with the Offer to Purchase, constitute the "Offers"), all of which were filed with the SEC as Exhibits to the Schedule TO or amendments thereto.

      On August 13, 2003, CCI issued a press release announcing that it had extended the expiration times of the Offers from 5:00 p.m., New York City time, on August 13, 2003, to 5:00 p.m., New York City time, on August 14, 2003.

ITEM 12. EXHIBITS.

      Item 12 is hereby amended and supplemented by adding the Press Release, dated August 13, 2003, as Exhibit (a)(1)(vii), filed herewith.


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
                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Charter Communications, Inc.


                              By: /s/ Curtis S. Shaw
                                 ------------------------------

                              Name:   Curtis S. Shaw
                              Title:  Senior Vice President, General Counsel and
                                      Secretary

Dated:  August 13, 2003

                                INDEX TO EXHIBITS

EXHIBIT NO.               DESCRIPTION
-----------               -----------
(a)(1)(i)                 Offer to Purchase, dated July 11, 2003.*

(a)(1)(ii)                Form of Letter of Transmittal.*

(a)(1)(iii)               Guidelines to Form W-9.*

(a)(1)(iv)                Press Release, dated July 30, 2003.*

(a)(1)(v)                 Supplement to the Offer to Purchase, dated as of July
                          30, 2003.*

(a)(1)(vi)                Press Release, dated August 12, 2003.*

(a)(1)(vii)               Press Release, dated August 13, 2003.**

(a)(2)-(a)(4)             None.

(d)(1)(i)(A)              Charter Communications Holdings, LLC 1999 Option Plan
                          (incorporated by reference to Exhibit 10.4 to
                          Amendment No. 4 to the registration statement on Form
                          S-4 of Charter Communications Holdings, LLC and
                          Charter Communications Holdings Capital Corporation
                          filed on July 22, 1999 (File No. 333-77499)).

(d)(1)(i)(B)              Assumption Agreement regarding Option Plan, dated as
                          of May 25, 1999, by and between Charter Communications
                          Holdings, LLC and Charter Communications Holding
                          Company, LLC (incorporated by reference to Exhibit
                          10.13 to Amendment No. 6 to the registration statement
                          on Form S-4 of Charter Communications Holdings, LLC
                          and Charter Communications Holdings Capital
                          Corporation filed on August 27, 1999 (File No.
                          333-77499)).

(d)(1)(i)(C)              Form of Amendment No. 1 to the Charter Communications
                          Holdings, LLC 1999 Option Plan (incorporated by
                          reference to Exhibit 10.10(c) to Amendment No. 4 to
                          the registration statement on Form S-1 of Charter
                          Communications, Inc. on November 1, 1999 (File No.
                          333-83887)).

(d)(1)(i)(D)              Amendment No. 2 to the Charter Communications
                          Holdings, LLC 1999 Option Plan (incorporated by
                          reference to Exhibit 10.4(c) to the annual report on
                          Form 10-K filed by Charter Communications, Inc. on
                          March 30, 2000 (File No. 000-27927)).

(d)(1)(i)(E)              Amendment No. 3 to the Charter Communications 1999
                          Option Plan (incorporated by reference to Exhibit
                          10.14(e) to the annual report on Form 10-K of Charter
                          Communications, Inc. filed on March 29, 2002 (File No.
                          000-27927)).

(d)(1)(i)(F)              Amendment No. 4 to the Charter Communications 1999
                          Option Plan (incorporated by reference to Exhibit
                          10.10(f) to the annual report on

EXHIBIT NO.               DESCRIPTION
-----------               -----------
                          Form 10-K of Charter Communications, Inc. filed on
                          April 15, 2003 (File No. 000-27927)).

(d)(1)(ii)(A)             Charter Communications, Inc. 2001 Stock Incentive Plan
                          (incorporated by reference to Exhibit 10.25 to the
                          quarterly report on Form 10-Q filed by Charter
                          Communications, Inc. on May 15, 2001 (File No.
                          000-27927)).

(d)(1)(ii)(B)             Amendment No. 1 to the Charter Communications, Inc.
                          2001 Stock Incentive Plan (incorporated by reference
                          to Exhibit 10.11(b) to the annual report on Form 10-K
                          of Charter Communications, Inc. filed on April 15,
                          2003 (File No. 000-27927)).

(d)(1)(ii)(C)             Amendment No. 2 to the Charter Communications, Inc.
                          2001 Stock Incentive Plan (incorporated by reference
                          to Exhibit 10.10 to the quarterly report on Form 10-Q
                          filed by Charter Communications, Inc. on November 14,
                          2001 (File No. 000-27927)).

(d)(1)(ii)(D)             Amendment No. 3 to the Charter Communications, Inc.
                          2001 Stock Incentive Plan effective January 2, 2002
                          (incorporated by reference to Exhibit 10.15(c) to the
                          annual report on Form 10-K of Charter Communications,
                          Inc. filed on March 29, 2002 (File No. 000-27927)).

(d)(1)(ii)(E)             Amendment No. 4 to the Charter Communications, Inc.
                          2001 Stock Incentive Plan (incorporated by reference
                          to Exhibit 10.11(e) to the annual report on Form 10-K
                          of Charter Communications, Inc. filed on April 15,
                          2003 (File No. 000-27927)).

(d)(1)(ii)(F)             Amendment No. 5 to the Charter Communications, Inc.
                          2001 Stock Incentive Plan (incorporated by reference
                          to Exhibit 10.11(f) to the annual report on Form 10-K
                          of Charter Communications, Inc. filed on April 15,
                          2003 (File No. 000-27927)).

(d)(2)                    Form of Savoy Stock Option Agreement, dated November
                          8, 1999, between Vulcan Cable III, Paul G. Allen and
                          William D. Savoy (incorporated by reference to Exhibit
                          10.15 to Amendment No. 3 to the Schedule 13D of Paul
                          G. Allen filed on March 11, 2002 (File No.
                          005-57191)).

(d)(3)                    Form of Registration Rights Agreement, dated as of
                          November 12, 1999, by and among Charter
                          Communications, Inc., Charter Investment, Inc., Vulcan
                          Cable III Inc., Mr. Paul G. Allen, Mr. Jerald L. Kent,
                          Mr. Howard L. Wood and Mr. Barry L. Babcock
                          (incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the registration statement on Form
                          S-1 of Charter Communications, Inc. filed on October
                          18, 1999 (File No. 333-83887)).

EXHIBIT NO.               DESCRIPTION
-----------               -----------
(d)(4)                    Accretion Put Agreement, dated as of November 12,
                          2001, between Paul G. Allen and each of Chatham
                          Investments, LLLP (Kevin B. Allen), Jeffrey D. Bennis,
                          Stephen E. Hattrup, CRM I Limited Partnership LLLP,
                          CRM II Limited Partnership, LLLP, Lucille Maun, Peter
                          N. Smith, Monroe M. Rifkin, Bruce A. Rifkin, Stuart G.
                          Rifkin, Ruth Rifkin Bennis, Rifkin Family Investment
                          Company, L.L.L.P., Rifkin & Associates, Inc., and
                          Rifkin Children's Trust III (incorporated by reference
                          to Exhibit 10.17 to Amendment No. 3 to the Schedule
                          13D of Paul G. Allen filed on March 11, 2002 (File No.
                          005-57191)).

(d)(5)                    Put Agreement, dated as of November 12, 2001, between
                          Paul G. Allen and each of Falcon Holding Group, Inc.,
                          Falcon Cable Trust, Nathanson Family Trust, Blackhawk
                          Holding Company, Inc., Advance Company, Ltd., Advance
                          TV of California, Inc., and Greg Nathanson
                          (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to the Schedule 13D of Paul G. Allen filed on March 11, 2002 (File No. 005-57191)).

(d)(6)                    Form of Exchange Agreement, dated as of November 12,
                          1999 by and among Charter Investment, Inc., Charter
                          Communications, Inc., Vulcan Cable III Inc. and Paul
                          G. Allen (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the registration statement on Form S-1 of CCI filed on October 18, 1999 (File No.
                          333-83887)).

(g)                       None.

(h)                       None.

* Previously filed.

** Filed herewith.


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